Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com

VIA EDGAR


April 12, 2012


Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400) (the "Registrant"); Post-Effective Amendment No. 176 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 176")
      --------------------------------------------------------------------------

Dear Mr. Minore:

This letter responds to comments on Amendment No. 176, which you provided in a telephonic discussion with Abby Bertumen and me on Thursday, March 1, 2012. Amendment No. 176 was filed with the Securities and Exchange Commission (the "Commission") on January 13, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Hamlin High Dividend Equity Fund (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 176.

PROSPECTUS

1. COMMENT: Please confirm if the Fund expects to incur interest, taxes, brokerage commissions, acquired fund fees and expenses, and/or extraordinary expenses (collectively, "excluded expenses") during its first year of operation. If so, please confirm such excluded expenses will be reflected in "Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements" in the fee table, per the exclusion to the expense limitation arrangement disclosed in footnote 2.

         RESPONSE: The Adviser confirms the only excluded expense the Fund expects to incur during its first year of operation is acquired fund fees and expenses. A line item to the fee table has been added for "Acquired Fund Fees and Expenses." The Adviser confirms



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Dominic Minore, Esq.
April 12, 2012
Page 2

         that acquired fund fees and expenses will be reflected in "Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements" in the fee table.

2.       COMMENT: With respect to the Fund's expense limitation agreement.

         a. Please confirm the expense limitation agreement will be filed on EDGAR.

            RESPONSE: The Fund's expense limitation agreement will be filed on EDGAR in a subsequent filing.

         b. Please confirm the termination date of the expense limitation agreement will no sooner than one year from the date of the prospectus.

            RESPONSE: The Adviser confirms that the termination date of the expenses limitation agreement termination date of the expense limitation agreement will be no sooner than one year from the date of the prospectus.

         c. Please confirm the expense limitation agreement does not provide for recoupment of previously waived fees and expenses.

            RESPONSE: The Adviser confirms the expense limitation agreement does not provide for recoupment of previously waived fees and expenses.

3. COMMENT: In the "Principal Investment Strategy" section, please disclose in plain English what is meant by the term "sustainable dividend-paying equity securities." In particular, state if there are any historical dividend requirements, such as frequency of dividends or minimum historical dividend amounts. Also, state if there are any requirements with respect to future dividends, such as liquidity or cash flow requirements to ensure the securities in which the Fund invests will pay dividends in the future.

         RESPONSE: The term "sustainable" has been removed. In addition, the following disclosure, the substance of which is currently included in the "More Information about the Fund's Objective and Investments" section, has been added to the "Principal Investment Strategy" section:

                  Generally, the Adviser seeks companies with the following characteristics:

                  o Dividend yields approximately one and one-half times or greater than that of the S&P 500 Index;

                  o History of increasing dividends and/or prospects for future dividend growth;

                  o Low debt, ample free cash flow and attractive returns on equity;

                  o Attractive valuation suggesting appreciation potential; and

                  o Company management teams with experience, equity ownership and a tangible commitment to paying consistent and growing dividends over time.



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Dominic Minore, Esq.
April 12, 2012
Page 3

4. COMMENT: With respect to the Fund's investments in master limited partnerships, please confirm if the Fund will invest in general partner interests of master limited partnerships. If so, please add appropriate risk disclosure to the prospectus. In particular, please note that investment in general partner interests of master limited partnerships subjects the Fund to potential unlimited losses.

         RESPONSE: The Adviser has confirmed that the Fund does not intend to invest in general partner interests of MLPs.

5. COMMENT: Please confirm if investments in emerging market securities is a principal investment strategy of the Fund. If so, please include appropriate disclosure in the "Principal Investment Strategy" and "Principal Risks" sections.

         RESPONSE: The Adviser has confirmed investment in emerging market securities is not a principal investment strategy of the Fund at this time.

6. COMMENT: The Staff notes the inclusion of the Sector Risk discussion in the "Principal Risks" section. Please confirm if the Fund intends to invest significantly in a particular sector and, if so, please include appropriate disclosure.

         RESPONSE: Disclosure has been included in the "Principal Risks" section discussing the following four sectors: (i) Financial Services;
         (ii) Consumer Staples; (iii) Consumer Discretionary; and (iv) Energy.

7. COMMENT: With respect to the MLP Risk discussion in the "More Information about Risk" section:

         a. If applicable, please include similar disclosure as the following language found in the REIT Risk discussion:

                  REIT operating expenses are not reflected in the fee table and example in this Prospectus.

            RESPONSE: The following disclosure has been added to the MLP Risk discussion in the "More Information about Risk" section:

                  MLP operating expenses are not reflected in the fee tables and examples in this Prospectus.

         b. If applicable, please include disclosure noting that an investor may not receive the appropriate tax statements related to investments in MLPs needed to make timely filings for tax purposes.

            RESPONSE: The disclosure is not applicable because the tax documents referred to in the comment above are delivered to the Fund and not the Fund's shareholders.

8. COMMENT: With respect to the disclosure in the "Related Performance Data of the Adviser" section preceding the table:

         a. Please revise the first sentence of the first paragraph to read as follows:



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Dominic Minore, Esq.
April 12, 2012
Page 4

                  The following tables give the historical performance of all actual, fee-paying separate accounts, referred to as a "Composite," managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Hamlin High Dividend Equity Fund.

         RESPONSE: The requested change has been made.

         b. Please confirm if the Adviser manages any other registered investment company with substantially similar investment objectives, policies and strategies as the Fund. If the Adviser does, such registered investment company should be included in the Composite.

            RESPONSE: The Adviser has confirmed it does not manage any other registered investment company with substantially similar investment objectives, policies and strategies as the Fund.

         c. The Staff notes in the disclosure in comment (a) above the Composite includes all "fee-paying" separate accounts. Please confirm if the Composite excludes any non-fee-paying accounts with investment objectives, policies and strategies substantially similar to those of the Fund. If so, please explain why it is not misleading to exclude those accounts.

            RESPONSE: The Adviser has confirmed that it does not manage any non-fee-paying accounts with investment objectives, policies and strategies substantially similar to those of the Fund.

         d. Please delete the third sentence (copied below) as it appears to repeat what is said in the first sentence.

                  The data illustrates the past performance of the Adviser in managing substantially similar accounts.

            RESPONSE: The sentence has been deleted as requested.

         e. Please move the fourth sentence (copied below) to immediately before the Composite table.

                  THE DATA DOES NOT REPRESENT THE PERFORMANCE OF THE HAMLIN HIGH DIVIDEND EQUITY FUND.

            RESPONSE: The sentence has been relocated as requested.

          f. Please revise the second paragraph to read as follows:

                  The Composite's performance was not calculated in the manner required by the SEC for registered mutual funds such as the Hamlin High Dividend Equity Fund.



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Dominic Minore, Esq.
April 12, 2012
Page 5

         RESPONSE: We respectfully decline to make the requested change. We believe the current disclosure is plain English and appropriately states that the manner in which the performance was calculated for the Composite differs from that of registered mutual funds.

9. COMMENT: With respect to the table in the "Related Performance Data of the Adviser" section:

         a. Please add information regarding the Composite's one-year, five-year and ten-year average annual total returns.

            RESPONSE: The requested information has not been disclosed. The Composite is not a mutual fund, which is required to show average annual total return. The relevant no-action letters on related party performance do not require such a presentation and, further, such a presentation is not required by the GIPS Standards. Moreover, we do not believe the presentation is misleading without a presentation of average annual total return.

         b. Please revise the "Performance Results" column heading to "Performance Results (Annual Total Returns)."

            RESPONSE: The requested change has been made.

         c. Please update the 2011 information to include the full calendar year.

            RESPONSE: The full 2011 calendar year information has been included.

         d. Please revise the "Composite Net" column heading to "Composite Net-of-Fees."

            RESPONSE: The requested change has been made.

         e. Please explain in plain English what the "Dispersion" column represents.

            RESPONSE: We note the disclosure copied below is currently included in the fourth paragraph following the table. As a result, no further disclosure has been added.

                  The annual composite dispersion is an asset-weighted standard deviation calculated for the accounts in the composite the entire year.

10. COMMENT: With respect to the disclosure in the "Related Performance Data of the Adviser" section following the table:

         a. The Staff notes the disclosure in the third sentence of the first paragraph (copied below). Please confirm the Fund and Composite have similar same foreign issuer weightings. If not, please explain why it is appropriate to include the Composite information.

                  Returns include the effect of foreign currency exchange rates.

         RESPONSE: The Adviser has confirmed the Fund and Composite have similar foreign issuer weightings.



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Dominic Minore, Esq.
April 12, 2012
Page 6

         b. The Staff notes the disclosure in the third sentence of the second paragraph (copied below). Please explain what is meant by "the performance returns are linked." Please confirm that Hamlin Capital Management, LLC is the survivor of the merger with RRH Capital Management Inc. and explain why Hamlin is deemed to be the successor to RRH. Also please explain why it is appropriate to include accounts managed by RRH in the Composite.

                  In January 2004, Hamlin Capital Management, LLC, merged with RRH Capital Management Inc. and the performance returns are linked.

            RESPONSE: RRH Capital Management Inc. ("RRH") existed prior to the Adviser. When the Adviser began operations in 2001, RRH and the Adviser operated as two separate companies but utilized the same management team. In 2004 the Adviser acquired RRH to form one company. The performance returns are linked because any client included in the Composite prior to the formation of the Adviser, if they remained clients, would continue to be included in the Composite.

         c. The Staff notes the disclosure in the last sentence of the second paragraph (copied below). Please add disclosure stating
            (i) if the information available upon request is free of charge or how much it costs and (ii) how to request this information.

                  The firm maintains a complete list and description of composites, which is available upon request.

            RESPONSE: The sentence has been revised to read as follows:

                  The firm maintains a complete list and description of composites, which is available, free of charge, upon request by calling 1-855-HHD-FUND.

         d. Please disclose that the "Composite Net" performance results are "net of all fees, expenses and, to the extent applicable, any sales loads or placement fees."

            RESPONSE: The following has been added as the second to last sentence of the third paragraph in the "Related Performance Data of the Adviser" section preceding the table:

                  "Composite Net-of-Fees" performance results are net of all fees, expenses and, if applicable, sales loads or placements fees.

         e. The Staff notes the disclosure in the fifth paragraph (copied below). Please confirm that 1.00% is equal to or greater than the investment advisory fee charged to all clients.

                  The management fee schedule is as follows: 1.00% on all assets. Actual investment advisory fees incurred by clients may vary.

            RESPONSE: The Adviser has confirmed that 1.00% is equal to or greater than the investment advisory fee charged to all clients.



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Dominic Minore, Esq.
April 12, 2012
Page 7

         f. Please explain how the Composite was created April 1, 2006 but has performance information beginning January 1, 2001.

            RESPONSE: The Composite includes performance information prior to its creation date because the Adviser did not decide to create the Composite until 2006 although the Adviser had performance information preceding this year. When the Composite was created, the Adviser engaged an independent verification firm that verified the performance information preceding the Composite's creation date.

         g. Please confirm if the Adviser has been verified through a more recent date than September 30, 2011 and, if so, please update the disclosure accordingly.

            RESPONSE: The Adviser has confirmed that it has been verified through December 31, 2011. The disclosure has been updated accordingly.

         h. Please confirm if the Adviser claims compliance with the GIPS Standards for the entire period of the Composite. If not for the entire period, please disclose how the Composite was prepared during other periods and any differences in calculations during these periods.

            RESPONSE: The Adviser has confirmed that it claims compliance with the GIPS Standards for the entire period of the Composite.

STATEMENT OF ADDITIONAL INFORMATION

1. COMMENT: Please add a non-fundamental policy of the Fund to not purchase securities while the Fund has outstanding borrowings that exceed more than 5% of its assets or, alternatively, add risk disclosure to the prospectus or SAI regarding the use of leverage.

         RESPONSE: The following has been added as a non-fundamental policy of the Fund:

                  The Fund may not borrow money in an amount exceeding 33 1/3% of the value of its total assets, provided that investment strategies which either obligate the Fund to purchase securities or require the Fund to cover a position by segregating assets or entering into an offsetting position shall not be subject to this limitation. To the extent that its borrowings exceed 5% of its assets, the Fund will not make any further investments.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings



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Dominic Minore, Esq.
April 12, 2012
Page 8

with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                             Sincerely,

                                             /s/ Beau Yanoshik

                                             Beau Yanoshik

cc: Christopher D. Menconi, Esq.
    Dianne M. Sulzbach, Esq.